CROWDCASTING INC.
2219 Main St, #389
Santa Monica, CA 90405
(310) 873-8609

May 6, 2026

VIA EDGAR TRANSMISSION

Rebekah Reed
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Crowdcasting Inc.
Offering Statement on Form 1-A
File No. 024-12738
Request for Qualification

Dear Ms. Reed:

Crowdcasting Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Offering Statement (File No. 024-12738) to be qualified on May 7, 2026, or as soon thereafter as practicable.

The Company acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the offering statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the offering statement qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert staff comments or the notice of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that its Offering Statement has been publicly filed in accordance with Rule 252(d) of Regulation A.

Should you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Sincerely,

By:	/s/ John Stewart
Name: John Stewart
Title: Chief Executive Officer